                                                                    EXHIBIT 99.1

NEWS BULLETIN

             FROM:                 RE:  QIAO XING UNIVERSAL TELEPHONE, INC.
                                        QIAO XING INDUSTRIAL ZONE
  FRB    WEBER SHANDWICK                HUIZHOU CITY, GUANGDONG 16023 CHINA
         FINANCIAL COMMUNICATIONS       WWW.QIAOXING.COM
                                        NASDAQ: XING
--------------------------------------------------------------------------------

FOR FURTHER INFORMATION

AT QIAO XING UNIVERSAL TELEPHONE:               AT FRB|WEBER SHANDWICK:
Keneath Chen                                    Haris Tajyar
Capital Operation Department                    General Information
(011) 86-752-2820268                            310-996-7462
qxxiao@pub.huizhou.gd.cn                        htajyar@webershandwick.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
DECEMBER 18, 2001

               QIAO XING UNIVERSAL TELEPHONE EXPECTS CHINA'S ENTRY
              INTO WTO TO SUPPORT INTERNATIONAL EXPANSION STRATEGY

     COMPANY APPOINTS NEW EXECUTIVE TO LEAD INTERNATIONAL EXPANSION EFFORTS

     COMPANY PROJECTS INTERNATIONAL SALES TO INCREASE TO 10% OF TOTAL SALES

GUANGDONG, CHINA (December 18, 2001) -- Qiao Xing Universal Telephone, Inc. (NASDAQ/NMS: XING), China's second largest telephone manufacturer, today announced that it has recently appointed Lixin Fu as the General Manager of Qiao Xing's Foreign Trade Department. Mr. Fu, an experienced sales manager with over seven years of telecommunications industry experience in China and abroad, will primarily focus on helping Qiao Xing capitalize on China's entry into the WTO. Since Mr. Fu joined the Company's international sales department in August 2001 from his former role as a research and development engineer, Qiao Xing's exports have increased by over 300% over the first half of 2001 and by over 50% over fiscal 2000.

COMPANY OUTLINES INTERNATIONAL EXPANSION STRATEGY

Qiao Xing's exports to date have primarily focused on the European region, primarily the United Kingdom, France, Italy and Poland. The Company's international expansion strategy in 2002 will focus more on the United States, Brazil, Singapore and Korea. Qiao Xing believes these markets, particularly the United States, will provide it with the greatest international expansion opportunities.

Commented Qiao Xing Universal Telephone, Inc. Chairman Mr. Rui Lin Wu, "Qiao Xing manufactures some of the highest quality, most technologically advanced, yet very affordable telephones in the world. However, the Company has always had to conduct its foreign trade through agents in Hong Kong which resulted in increased tariffs and an inefficient business model. China's entry into the WTO has significantly improved the country's ability to participate in the global economy as it will enable companies like Qiao Xing to conduct business directly with our global customers. We have been preparing for this historic moment for many years and believe we have the manufacturing capacity and balance sheet strength to support our international growth initiatives."


                                     -more-

   FRB|Weber Shandwick serves as financial relations counsel to this company, is acting on the company's behalf in issuing this bulletin and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.

Qiao Xing Universal Telephone, Inc.
Page 2 of 2


QIAO XING EXPECTS INTERNATIONAL SALES TO GROW FROM 2% OF SALES TO 10% OF SALES IN 2002

Based on current available information and excluding the impact of China's entry into the WTO, Qiao Xing expects international sales to grow from 2% of sales to at least 10% of sales in 2002. Qiao Xing reported $47 million in total sales for fiscal year 2000. The Company will provide financial guidance on the impact of China's entry into the WTO on Qiao Xing's future revenue stream as soon as the information is available.

"Clearly, with the opportunities that exist in countries like the United States, the largest consumer market in the world, we are expecting an increasing proportion of revenues to be derived from the international community. Qiao Xing's telephones make the most amount of economic sense in many countries outside of China and we will aggressively be seeking to ensure our products receive the attention and shelf space they deserve.

"We believe that our international expansion plans, continued penetration of existing Chinese markets, introduction of new product lines and our recently announced entry into China's GSM and CDMA markets will enable Qiao Xing to embark on a new era of expanded growth and profitability," concluded Mr. Wu.

To be added to Qiao Xing's investor e-mail or fax lists, please contact Haris Tajyar via e-mail at htajyar@webershandwick.com or via phone at 310-996-7462.

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

                                      # # #